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                                                                    Exhibit 99.1
                     [POWER INTEGRATIONS, INC. LETTERHEAD]


March 22, 2002


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is to inform you that Arthur Andersen LLP ("Andersen") has represented to us that:

The audit of the consolidated financial statements as of December 31, 2001 and for the year then ended was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Sincerely,

POWER INTEGRATIONS, INC.

By:  /s/ JOHN M. COBB
     John M. Cobb, Chief Financial Officer